Exhibit 99.B(d)(16)

SCHEDULE B

TO THE

SUB-ADVISORY AGREEMENT

BETWEEN

SEI INVESTMENTS MANAGEMENT CORPORATION

AND

ANALYTIC INVESTORS, LLC

AS OF OCTOBER 1, 2016, AS AMENDED APRIL 2, 2018

For the purposes of this Schedule B, the term “Assets” shall have the meaning given in Paragraph 1 of the Agreement.

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Large Cap Disciplined Equity Fund	[REDACTED]

Global Managed Volatility Fund	[REDACTED]

U.S. Managed Volatility Fund	[REDACTED]

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Investments Trust U.S. Managed Volatility Fund and the average daily value of the Assets of any other U.S. managed volatility SEI mutual fund or account (each a “U.S. Managed Volatility Fund”, collectively the “U.S. Managed Volatility Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each U.S. Managed Volatility Fund will be responsible for its pro rate portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the U.S. Managed Volatility Fund managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the U.S. Managed Volatility Funds are as follows:

SEI Institutional Managed Trust U.S. Managed Volatility Fund; and

SEI Institutional Investments Trust U.S. Managed Volatility Fund

Agreed and Accepted:

SEI Investments Management Corporation	Analytic Investors, LLC

By:	By:
/s/ William T. Lawrence	/s/ Amy Stueve

Name:	Name:
William T. Lawrence	Amy Stueve

Title:	Title:
Vice President	CCO